

Company: Swap Your Time, LLC

Space: Online Freelancing (Gigs)

Product: Swap Your Time App: Online Freelancing Desktop Platform and mobile Apps (Android and iOS). All 3 products are fully synchronized and developed to provide great experience to the users

Date: April 27, 2020

Company Highlights

- Patent pending mobile apps and desktop platform
- Targeting people who want to supplement their income through freelancing
- Gigs can either be exchanged or purchased using Virtual Currency T (stand for Time)
- Has reached 25,000+ App installs in Google Play alone
- 99% of the downloads and user base is located in the US
- Has experienced a user growth of over 500 % in Q1, 2020 compared to Q4, 2019

COMPANY SUMMARY

Opportunity



Swap Your Time, LLC is a newly incorporated company and it is committed to marketing and monetizing an online freelancing (gig) platform that founders have developed. This platform attracts people who are willing to either swap their services or buy/sell services for payment. This way freelancers perform work they love to do and are good at. In turn, their services will satisfy professionals who are looking for work to be done cost effectively and quickly. The platform is for everyone; not only professionals but also for college students, stay-at-home mothers, single dads, etc. Anybody can join Swap Your Time and connect with the World by creating a profile page. Swap Your Time is providing people with an opportunity to have a main source or secondary source of income.

The following needs and trends have created huge opportunities for us in the market:

- In the US, 57.3M people already freelance
- With a global population of more than 174 million unemployed individuals and rising due to Covid-19 shutdown, the demand for skill-based platforms has created huge opportunities for earning income
- The total addressable market for the global gig economy is $1.5 trillion. The market is expected to grow in upcoming years due to increased awareness of freelancing among masses

- The online freelancing market grossed about $4.4 billion in 2018
- By 2021, 50% of the American workforce will be involved in freelancing marketplaces. All signs indicate freelancing will grow significantly in the future, and that there are huge opportunities for both freelancers and hiring companies

Products

Our products include a patent-pending desktop platform and mobile apps (Android and iOS) along with the ecosystem that supports it. The desktop platform or the mobile apps allow people to post and find services that they are willing to sell, buy, or exchange. Our desktop platform and mobile apps are fully synchronized allowing users to pick an option they prefer according to the devices they use.



How Swap Your Time Platform Works

- ➢ Users join our platform by creating an account and list services they are good at or specialize in
- ➢ Professionals/individuals/service seekers contacts service providers according to their needs.

Two transactions (swap) are possible:

- I. Exchanging time (for instance; I will paint your house and you give me a legal advice in return)
- II. Purchasing a service using T (Our virtual currency that stands for Time).
- ➢ If a user signs up on the platform using their social media account, we instantly award them 5T. Also users can seamlessly purchase more T from the platform
- ➢ Both parties arrange for services to be delivered on time and they will review each other's service and ask for the adjustments, if required. We provide tools for the parties to chat and arrange specific details
- ➢ Upon completion of the service, the service providers can sell their virtual currency back to the company for cash
- ➢ When all tasks are finalized, the two parties can rate each other

Platform Development Costs

The total investment required to market and promote the Swap Your Time platform and the mobile Apps is approximately $200,000. These funds will also be used to continue developing new user-driven features to enhance the overall user experience.

Business Model

How will the business generate revenue? We plan on running ads once platform reaches 20,000 users, thus generating revenue. Upon reaching 10,000,000 users, we plan on selling the company for substantial amount of money to either one of our competitors or another large company like Amazon or Google interested in penetrating the online freelancing (gigs) marketplace

In the past 6 months, our Swap Your Time mobile app has experienced an explosive growth rate in terms of downloads.



Rating of Swap Your Time App



Geographic Representation of App Downloads and Usage in the World


New users acquired by country
99.35% new users acquired in United States

Devices the App is installed on and Geographic Representation of App Downloads and Usage in the US


Devices
Mobile phones
Tablets
Computers
Cost
Impressions
Clicks
Locations
Targeting United States, ... (2)
Clicks
Canada
United States
Mexico
LOCATIONS

We are a company that has no debt. The capital that we spent on developing the app came from the two partners who founded the company. Additionally, we have successfully raised money on Kickstarter as represented by the links below:

https://www.kickstarter.com/projects/961318623/swap-your-time

https://www.kickstarter.com/projects/961318623/swap-your-time-online-time-swapping-platform

INDUSTRY AND MARKET ANALYSIS

Industry Analysis



The Online Gigs Industry

- In the US, 57.3M people already freelance
- With a global population of more than 174 million unemployed individuals and rising due to Covid-19 shutdown, the demand for skill-based platforms has created huge opportunities for earning income
- The total addressable market for the global gig economy is $1.5 trillion. The market is expected to grow in upcoming years due to increased awareness of freelancing among masses
- The online freelancing market grossed about $4.4 billion in 2018
- By 2021, 50% of the American workforce will be involved in freelancing marketplaces. All signs indicate freelancing will grow significantly in the future, and that there are huge opportunities for both freelancers and hiring companies

Trade Demand Drivers

The key to the growth of the barter industry in the last thirty-five years results from the shift from one-on-one trading to third-party trading and the subsequent development of sophisticated internet-based software to maximize trading opportunities.



The Freelancing Industry

According to a survey about Freelancing in America released by the Freelancers Union and the giant freelance platform Upwork, 60% of the U.S. population will be freelancing by 2027 if a current uptick in freelancing continues at its current pace.

COMPETITORS

Simbi (www.simbi.com)

Simbi is the world's largest service-trading network where users can trade their skills for services. It's a symbiotic community where users exchange Art & Craftwork, Household goods and other freelancing services. Platform Strengths:

- ✓ Offers internal credits to compensate users
- ✓ It has maintained a strong social media presence
- ✓ It has a strong base of satisfied clients

Upwork (www.upwork.com)

Upwork, formerly Elance-oDesk, is a global freelancing platform where businesses and independent professionals connect and collaborate remotely. It offers freelancing services, Online Staffing, and Outsourcing services. Platform Strengths:

- ✓ Number 1 freelancing site in the world
- ✓ Emerging paradigm of informal workplace communication
- ✓ Employing social media tools
- ✓ Cloud-based applications to drive productivity

Fiverr (www.fiverr.com)

Fiverr is the world's largest freelance services marketplace for lean entrepreneurs to focus on growth & create a successful business at affordable costs. The platform offers IT services, Finance services, Marketing, Programming and Tech, Writing and Translation, Graphic and Design, and Web development. Platform Strengths:

- ✓ Well established customers base
- ✓ Established brand name
- ✓ Offers multiple services
- ✓ Large operations to serve huge B2B market
- ✓ More than 3 million entrepreneurs

EXECUTIVE TEAM



Pavel Sakurets, Co-Founder and CEO: Pavel Sakurets holds a Master of Business Administration (M.B.A), Finance and Real Estate Development. His professional experience includes being the founder and CEO at Real Estate Liquidators LLC, a company that purchases and develops commercial and residential real estate for almost 19 years. He has also been purchasing mortgage notes, liens from banks, credit unions, and hedge funds since 2001.

 **Konstantin Zuyev, Co-Founder:** Zuyev holds a Bachelor's Degree in Engineering, a MSc. & Ph.D in Industrial and Systems Engineering, and an Executive MBA in Business. Konstantin is currently the Head of Innovation Process Development for a Global FMCG company. He has worked in key leadership positions in technology for global companies for the past 17 years.

Together, the founders envisioned and created Swap Your Time LLC based on their passion for the freelancing industry and their desired need to have more control over their future. Their goal as business owners is to continue to provide well-needed and appreciated services and create an environment that not only expects hard work and dedication but also believes and practices work-life balance.